Dr. Neil Prendergast, Department of History
University of Wisconsin-Stevens Point
Stevens Point, WI

Work History

Associate Professor of History, University of Wisconsin-Stevens Point, *Stevens Point, Wisconsin,* 2011-Present

- I teach courses that focus on environmental history and historic preservation.

Education

Ph.D., University of Arizona, 2011
M.A., Miami University, 2005
B.A., Miami University, 2001

Specialty

United States Environmental History

Courses

HIST 177 - United States since 1877
HIST 280 - U.S. Environment
HIST 395 - Food and History

Publications

"Raising the Thanksgiving Turkey: Agroecology, Gender, and the Knowledge of Nature," *Environmental History*, forthcoming Fall 2011.

"Tracking the Kaibab Deer into Western History," *Western Historical Quarterly* 39:4 (Winter 2008): 413-38.

Professional Affiliations

American Society for Environmental History

American Studies Association

Western History Association

Network in Canadian History and Environment